FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2012

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

Item

1	Material fact dated March 30, 2012.

MATERIAL FACT

Banco Santander informs that the Ordinary General Shareholders’ Meeting held today has resolved to grant the holders of Valores Santader an option to convert their securities on four occasions before October 4, 2012, mandatory conversion date for the Valores Santander outstanding. Specifically, the holders of Valores Santander who so wish may request their conversion within the fifteen calendar days prior to each of June 4, July 4, August 4 and September 4, 2012.

Those who opt for the voluntary conversion will receive the number of new shares of Banco Santander that results from the conversion ratio then prevailing pursuant to the prospectus of the issuance (currently, 365.764447695684 shares for each Valor Santander, as communicated in the relevant fact announcement of last February 6, registry number 157,565). In addition, they will receive, subject to the same cancellation events provided in the prospectus, the remuneration corresponding to their Valores Santander accrued until the voluntary conversion date in which they request such conversion (this is, 4th of the relevant month).

Without prejudice to such conversion option, the terms and conditions of the issuance remain unchanged. As a result, the holders of Valores Santander who do not opt for the voluntary conversion in any of the conversion windows will maintain the rights of their securities, which will necessary convert into new shares of Santander next October 4th pursuant to the terms of the prospectus.

Santander Emisora 150, S.A.U., issuer of the Valores Santander, has also passed the necessary resolution to grant the voluntary conversion options described above.

Boadilla del Monte (Madrid), March 30, 2012

Banco Santander, S.A.—Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER—R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1a. C.I.F. A- 39000013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: March 30, 2012	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President